SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 5)*

                        Ampal-American Israel Corporation
                        ---------------------------------
                                (Name of Issuer)

                    Class A Stock, par value $1.00 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                  032015 10 9
                                 --------------
                                 (CUSIP Number)

                                 Yosef A. Maiman
                                   Ohad Maiman
                                   Noa Maiman
                            Y.M. Noy Investments Ltd.
                             Merhav (M.N.F.) Limited
                            33 Havazelet Hasharon St.
                             Herzliya, Israel 46105
                                  972-9-9501735
                                  -------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 9, 2006
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                               Page 2 of 13

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Yosef A. Maiman
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, PF, AF, OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel and Peru
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              10,498,002(1)(2)(4)
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            11,750,132(3)(4)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           10,498,002(1)(2)(4)
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                11,750,132(3)(4)
-----------------------------------------------------------------------------

1 On August 16, 2002, Yosef A. Maiman ("Mr. Maiman") was granted 250,000 stock options (the "Options") to purchase 250,000 shares of Class A Stock, par value $1.00 per share (the "Class A Stock"), of Ampal-American Israel Corporation ("Issuer") at $3.12 per share, of which 15,625 of such Options vested on each of November 16, 2002 and February 16, 2003 and the remaining Options vest in equal installments of 15,625 shares on the 16th day of the month of every three month period thereafter. As of the date hereof, Mr. Maiman has not exercised any of the Options. Each of Noy, Merhav (M.N.F.) Limited ("Merhav"), Ohad Maiman and Noa Maiman disclaim beneficial ownership of the Options and this statement on Schedule 13D shall not be construed as an admission that such reporting persons are, for the purposes of Section 13(d) and Section 13(g) of the Act, the beneficial owners of such Options.

2 As more fully described in this Schedule 13D, Merhav is the holder of 10,248,002 shares (the "Merhav Shares") of Class A Stock of the Issuer. Merhav is wholly owned by Mr. Maiman. Each of Noy, Ohad Maiman and Noa Maiman disclaim beneficial ownership of the Merhav Shares and this statement on Schedule 13D shall not be construed as an admission that such reporting persons are, for the purposes of Section 13(d) and Section 13(g) of the Act, the beneficial owners of such Merhav Shares.

3 As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. ("Noy") is the holder of 11,750,132 shares (the "Noy Shares") of Class A Stock of the Issuer. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

4 As more fully described in this Schedule 13D, on October 9, 2006, the Reporting Persons formed a "group" within the meaning of Rule 13d-5(b)(1) of the Act, with respect to the voting of their shares of Class A Stock of the Issuer.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                               Page 3 of 13

-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,248,134(1)(2)(3)(4)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.7%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                               Page 4 of 13

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Ohad Maiman
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, PF, AF, OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              None.
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            11,750,132(3)(4)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           None.
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                11,750,132(3)(4)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,750,132(3)(4)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.03%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                               Page 5 of 13

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Noa Maiman
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, PF, AF, OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              None.
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            11,750,132(3)(4)
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           None.
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                11,750,132(3)(4)
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,750,132(3)(4)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.03%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                               Page 6 of 13

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Y.M. Noy Investments Ltd.
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, PF, AF, OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              11,750,132(3)(4)
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None.
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           11,750,132(3)(4)
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None.
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,750,132(3)(4)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.03%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                               Page 7 of 13

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Merhav (M.N.F.) Limited
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS

     BK, PF, AF, OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                               [  ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              10,248,002(2)(4)
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None.
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           10,248,002(2)(4)
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None.
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,248,002(2)(4)
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.4%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                               Page 8 of 13

     This statement constitutes Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by the Reporting Persons in connection with the ownership of the Class A stock, $1.00 par value (the "Class A Stock"), of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a), (b), (c), (f) This Schedule 13D is being filed by or on the behalf of Mr. Yosef A. Maiman, a citizen of the State of Israel and the Republic of Peru ("Mr. Maiman"), Ohad Maiman, a citizen of the State of Israel, Noa Maiman, a citizen of the State of Israel, Y.M. Noy Investments Ltd., an Israeli corporation ("Noy") and Merhav (M.N.F.) Limited, an Israeli corporation ("Merhav"). Mr. Maiman, Ohad Maiman, Noa Maiman, Noy and Merhav are hereinafter collectively referred to as the "Reporting Persons." The business address of each Reporting Person is 33 Havazelet Hasharon St., Herzliya, Israel.

     Mr. Maiman is currently the President of Merhav, Chairman of the Board of Directors of Noy and Chairman, President and Chief Executive Officer of the Issuer.

     Ohad Maiman is currently a resident of New York, New York and is involved in the entertainment and media industries.

     Noa Maiman is currently a student in London, England.

     Noy was formed solely for the purpose of acquiring the shares of Class A Stock. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman, Ohad Maiman and Noa Maiman are the sole directors of Noy.

     Merhav is an international project development company based in Israel.

     (d), (e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

     As described below in Item 4 of this Schedule 13D, on August 1, 2006, the Issuer, through Merhav Ampal Energy, Ltd., a wholly-owned subsidiary of the Issuer, entered into an agreement (the "Stock Purchase Agreement") with Merhav for the purchase from Merhav of a portion of Merhav's interest in East Mediterranean Gas Co. S.A.E., an Egyptian joint stock company ("EMG"). In

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                               Page 9 of 13

consideration for the interest in EMG, the Issuer paid to Merhav $50 million in cash and issued to Merhav 10,248,002 shares of the Issuer's Class A Stock.


Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On August 1, 2006, the Issuer, through Merhav Ampal Energy, Ltd., a wholly-owned subsidiary of the Issuer, entered into the Stock Purchase Agreement with Merhav for the purchase from Merhav of a portion of Merhav's interest in EMG.

     Under the terms of the transaction, the Company acquired the beneficial ownership of 4.6% of the outstanding shares of EMG's capital stock. The purchase price for the shares was $100,000,000, of which, $50,000,000 was paid in cash and the balance was paid in 10,248,002 shares of the Issuer's Class A Stock. The shareholders of the Issuer approved the issuance of the 10,248,002 shares of the Class A Stock at a meeting held on September 19, 2006. Such shares were issued to Merhav on October 9, 2006.

     In August 2004, Merhav entered into a guarantee in favor of Bank Leumi LeIsrael B.M. (the "Bank") to secure Noy's obligations to the Bank with respect to the Noy Shares (as previously disclosed in the Schedule 13D) and Mr. Maiman pledged his interests in Merhav to the Bank. In August 2006, Merhav has agreed to pledge the Merhav Shares to the Bank.

     A copy of the Stock Purchase Agreement was filed as Exhibit 10 to the Issuer's Form 8-K filed on August 3, 2006, and is incorporated herein by reference. The description of the Stock Purchase Agreement set forth in this
Schedule 13D is qualified in its entirety by reference to the full text thereof.

     From February 18, 2003 through April 14, 2003, Noy acquired 71,200 shares of Class A Stock pursuant to the terms, conditions and restrictions set forth in a Stock Purchase Plan, dated October 14, 2002 (the "Purchase Plan"), between Noy and Bear, Stearns & Co. Inc. The Purchase Plan was entered into in accordance with the requirements of Rule 10b5-1(c)(1) and provided for purchases to be made consistent with Rule 10b-18 under the Securities Exchange Act of 1934.

     Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     (a) Based on 22,212,933 shares of Class A Stock of the Issuer outstanding as of August 23, 2006 (as set forth in the Issuer's definitive proxy statement filed on August 29, 2006), and after taking into account the issuance of (i) an additional 150,000 shares of Class A Stock to Jack Bigio in connection with his exercise of options on October 4, 2006 (as set forth in a Form 4 filed by Mr. Bigio on October 6, 2006) and (ii) an additional 10,248,002 shares of Class A Stock to Merhav on October 9, 2006, the group comprised of the Reporting Persons (as described in Item 6 below), is the beneficial owner of 22,248,134 shares of Class A Stock, representing approximately 67.7% of the issued and outstanding Class A Stock of the Issuer. As described in Item 5(b) below, (i) Mr. Maiman may be deemed to be the beneficial owner of 22,248,134 shares of Class A Stock, representing approximately 67.7% of the issued and outstanding Class A Stock of the Issuer, (ii) each of Noy, Ohad Maiman and Noa Maiman may be deemed to be the beneficial owner of 11,750,132 shares of Class A Stock, representing approximately 36.03% of the issued and outstanding Class A Stock of the Issuer and (iii) Merhav may be deemed to be the beneficial owner of 10,248,002 shares of Class A Stock, representing approximately 31.4% of the issued and outstanding Class A Stock of the Issuer.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                              Page 10 of 13

     (b) Merhav and Mr. Maiman (by virtue of his 100% ownership interest in Merhav) each have the sole power to vote or direct the vote or to dispose or to direct the disposition of 10,248,002 shares of Class A Stock held of record by Merhav (the "Merhav Shares"). By virtue of the formation of the group, each of Noy, Ohad Maiman and Noa Maiman may be deemed to share the power to vote the Merhav Shares but have no rights with respect to the disposition of the Merhav Shares. Each of Noy, Ohad Maiman and Noa Maiman expressly disclaims beneficial ownership of the Merhav Shares and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own the Merhav Shares.

     Noy has the sole power to vote or direct the vote or to dispose or to direct the disposition of 11,750,132 shares of Class A Stock (the "Noy Shares"). Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman by virtue of his ownership of one third of the voting shares of Noy and the option to acquire the remaining voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Class A Stock beneficially owned by Noy. Ohad Maiman and Noa Maiman, each by virtue of their respective ownership of one-third of the voting shares of Noy, may be deemed to share with Noy the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by Noy. Additionally, by virtue of the formation of the group, Merhav may be deemed to share the power to vote the Noy Shares but has no rights with respect to the disposition of the Noy Shares. Merhav expressly disclaims beneficial ownership of the Noy Shares and the filing of this Schedule 13D shall not be construed as an admission that Merhav beneficially owns the Noy Shares.

     On August 16, 2002, Mr. Maiman was granted 250,000 stock options (the "Options") to purchase 250,000 shares of Class A Stock at $3.12 per share, which Options vested in equal installments of 15,625 shares of Class A Stock beginning on November 16, 2002 and each three month anniversary thereafter, with the last installment vesting on August 16, 2006. As of the date hereof, Mr. Maiman has not exercised any of the Options. By virtue of the formation of the group, each of Noy, Merhav, Ohad Maiman and Noa Maiman may be deemed to share the power to vote the Options but have no rights with respect to the disposition of the Options. Each of Noy, Merhav, Ohad Maiman and Noa Maiman expressly disclaims beneficial ownership of the Noy Shares and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own the Options.

     (c) Other than as described in the Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

     On October 9, 2006, in recognition of the Maiman family's strong connection with the Issuer and the Reporting Persons' common goals and objectives as shareholders, the Reporting Persons have agreed, in order to ensure the orderly management and operation of the Issuer, that they shall vote together in the same manner at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer. In light of their agreement to vote together, the Reporting Persons hereby acknowledge that they have formed a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                              Page 11 of 13

     On August 14, 2006, the Issuer engaged the services of Clal Finance Batucha Investment Management Ltd. ("Clal") to make a market in the Class A Stock of the Issuer on the Tel Aviv Stock Exchange. Noy deposited 150,000 shares of its Class A Stock for Noy's benefit into an account at Clal (the "Clal Shares") to facilitate this market making arrangement. In connection with this arrangement, Noy retains beneficial ownership over the Clal Shares.

     Except for the voting arrangement described above and other matters disclosed in the Schedule 13D, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between such persons and any person with respect to any securities of Ampal, including but not limited to transfer or voting of any of the shares of Class A Stock, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits.

     1. Stock Purchase Agreement, dated as of August 1, 2006, between Merhav Ampal Energy Limited and Merhav (M.N.F.) Limited (incorporated by reference to Exhibit 10 to the Form 8-K of the Issuer filed on August 3, 2006).

     2. Joint Filing Agreement, dated as of October 19, 2006, among Yosef A. Maiman, Y.M. Noy Investments Ltd., Merhav (M.N.F.) Limited, Ohad Maiman and Noa Maiman.

                                  SCHEDULE 13D
CUSIP NO. 032015 10 9                                              Page 12 of 13

Signatures
----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 19, 2006

                                  /s/ Yosef A. Maiman
                                  ----------------------------------------------
                                  Yosef A. Maiman


                                  /s/ Ohad Maiman
                                  ----------------------------------------------
                                  Ohad Maiman


                                  /s/ Noa Maiman
                                  ----------------------------------------------
                                  Noa Maiman


                                  Y.M. NOY INVESTMENTS LTD.


                                  By:/s/ Yosef A. Maiman
                                     -------------------------------------------
                                     Name:   Yosef A. Maiman
                                     Title:  Chairman of the Board of Directors


                                  MERHAV (M.N.F.) LIMITED


                                   By:/s/ Yosef A. Maiman
                                     -------------------------------------------
                                     Name:   Yosef A. Maiman
                                     Title:  Chairman of the Board of Directors

                                                                      Exhibit 2

                             JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is entered into as of the 19th day of October, 2006 by and among Mr. Yosef A. Maiman, a citizen of Israel and Peru, Y.M. Noy Investments Ltd., an Israeli corporation, Merhav (M.N.F.) Limited, an Israeli corporation, Mr. Ohad Maiman, a citizen of Israel and Ms. Noa Maiman, a citizen of Israel.

Each party hereto hereby agrees to prepare jointly and to file timely (or otherwise to deliver, as appropriate) all statements on Schedule 13D or amendments thereto ("13D Filings") required to be filed by them pursuant to the Securities Exchange Act of 1934, as amended, with respect to their respective ownership of Class A stock, $1.00 par value, of Ampal-American Israel Corporation, and each mutually covenants to each of the other parties that it will fully cooperate with the others in the preparation and timely filing of all such 13D Filings.


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above set forth.

                                  /s/ Yosef A. Maiman
                                  ----------------------------------------------
                                  Yosef A. Maiman


                                  /s/ Ohad Maiman
                                  ----------------------------------------------
                                  Ohad Maiman


                                  /s/ Noa Maiman
                                  ----------------------------------------------
                                  Noa Maiman


                                  Y.M. NOY INVESTMENTS LTD.


                                  By:/s/ Yosef A. Maiman
                                     -------------------------------------------
                                     Name:   Yosef A. Maiman
                                     Title:  Chairman of the Board of Directors


                                  MERHAV (M.N.F.) LIMITED


                                   By:/s/ Yosef A. Maiman
                                     -------------------------------------------
                                     Name:   Yosef A. Maiman
                                     Title:  Chairman of the Board of Directors